EXHIBIT 99.1

For Immediate Release	Date: April 25, 2024
24-15-TR

Teck Reports Voting Results from Annual Meeting of Shareholders

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today, in accordance with Toronto Stock Exchange requirements, the voting results from its Annual Meeting of Shareholders held on Thursday, April 25, 2024 (the “Meeting”). A total of 6,366,951 Class A common shares and 380,767,143 Class B subordinate voting shares were voted at the Meeting, representing 79.97% of the votes attached to all outstanding shares.

Shareholders voted at the Meeting as follows.

1.	Shareholders elected 10 directors, as follows:

	Votes in Favour (#)	Votes Against (#)	Votes in Favour (%)
A.J. Balhuizen	977,339,994	1,486,433	99.85
E.C. Dowling, Jr.	975,871,365	17,514,440	98.24
N.B. Keevil, III	989,060,008	4,325,799	99.56
S.A. Murray	983,859,146	9,526,663	99.04
U.M. Power	984,498,414	8,887,393	99.11
J.H. Price	989,083,604	4,302,203	99.57
P.G. Schiodtz	971,859,098	21,526,708	97.83
T.R. Snider	982,510,175	10,875,631	98.91
S.A. Strunk	985,951,108	7,434,701	99.25
Y. Yamato	992,120,848	1,264,960	99.87

2.	Shareholders re-appointed PricewaterhouseCoopers LLP as auditor of Teck, with 96.39% of all votes cast in favour.

3.	Shareholders approved the advisory resolution on Teck’s approach to executive compensation as described in the Circular, with 98.39% of all votes cast in favour.

Detailed voting results for the Meeting will be available on SEDAR+ at www.sedarplus.ca. Further information about Teck’s directors, corporate governance, and executive compensation practices are available in the management information circular for the Meeting, which is available under Teck’s profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov), and on www.Teck.com/reports along with our 2023 Annual and Sustainability Reports.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com